UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 11)*

MOHAWK INDUSTRIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

60819010

(CUSIP Number)

Mr. Jeffrey S. Lorberbaum

160 South Industrial Blvd.

Calhoun Georgia 30701

(706) 629-7721

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 60819010	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Jeffrey S. Lorberbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,478,522
	8.	SHARED VOTING POWER 268,611
	9.	SOLE DISPOSITIVE POWER 9,478,522
	10.	SHARED DISPOSITIVE POWER 268,611
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,747,133
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Mark Lorberbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 141,646
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 141,646
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,646
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .2%
14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Suzanne L. Helen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 701,512
	8.	SHARED VOTING POWER 268,611
	9.	SOLE DISPOSITIVE POWER 701,512
	10.	SHARED DISPOSITIVE POWER 268,611
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 970,123
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON The Alan S. Lorberbaum Family Foundation 58-6368036
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 126,965
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 126,965
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,965
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .2%
14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010	Page 6 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Aladdin Partners, L.P. 58-2237243
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,293,785
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,293,785
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,293,785
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010	Page 7 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON ASL Management Corporation 58-2235816
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,293,785
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,293,785
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,293,785
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010	Page 8 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Cuddy Holdings LP 46-0509050
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 140,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 140,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .2%
14.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010	Page 9 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON Helm Management Corporation 75-3088381
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 141,646
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 141,646
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,646
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .2%
14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 60819010	Page 10 of 14 Pages

AMENDMENT NO. 11 TO SCHEDULE 13D

This Amendment No. 11 to Schedule 13D is being jointly filed to bring current the Lorberbaum family holdings in Mohawk Industries, Inc. (“Mohawk”) to reflect the changes in holdings of Mohawk Common Stock, par value $0.01 per share, (“Common Stock”), since the filing of Amendment No. 10 that individually did not constitute “material” changes in beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934 and the related regulations. Amendment No. 11 is being filed by Jeffrey S. Lorberbaum, Mark Lorberbaum, Suzanne L. Helen, Aladdin Partners, L.P. (“Aladdin”), ASL Management Corporation, The Alan S. Lorberbaum Family Foundation (“Foundation”), Cuddy Holdings LP and Helm Management Corporation (joint filers, together, referred to as the “Reporting Persons”), pursuant to a Joint Filing Agreement dated March 7, 2003, to amend, in accordance with Rule 101(a)(2)(ii) of Regulation S-T, the Statement on Schedule 13D jointly filed on March 7, 1994, as amended by Amendment No. 1 filed on April 6, 1994, as amended by Amendment No. 2 filed on February 7, 1995, as amended by Amendment No. 3 filed on June 28, 1996, as amended by Amendment No. 4 filed on February 25, 1998, as amended by Amendment No. 5 filed on January 18, 2002, as amended by Amendment No. 6 filed on March 10, 2003, as amended by Amendment No. 7 filed on December 3, 2003, as amended by Amendment No. 8 filed on April 3, 2007, as amended by Amendment No. 9 filed on April 15, 2011, and as amended by Amendment No. 10 filed on August 27, 2012 (this Amendment No. 11 and the previous filings on Schedule 13D herein referred to as the “Schedule 13D”). The original filing and Amendment Nos. 1 through 4 were filed by Alan S. Lorberbaum (deceased), Shirley Lorberbaum (deceased), Jeffrey S. Lorberbaum, Mark Lorberbaum, Suzanne L. Helen, S.H. Sharpe, Joseph Yarbrough, The Jeffrey S. Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne L. Helen Life Accumulation Trust, Stephen Sharpe, Lynne Mozley, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorberbaum Accumulation Trust, The Katherine N. Helen Accumulation Trust, The Jan Erik Helen Accumulation Trust, Barry L. Hoffman, Aladdin Partners, L.P., and ASL Management Corporation pursuant to a joint Filing Agreement dated as of March 7, 1994. Alan S. Lorberbaum (deceased), Shirley Lorberbaum (deceased), S.H. Sharpe, Joseph Yarbrough, The Jeffrey S. Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne L. Helen Life Accumulation Trust, Stephen Sharpe, Lynne Mozley, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorberbaum Accumulation Trust, The Katherine N. Helen Accumulation Trust, The Jan Erik Helen Accumulation Trust and Barry L. Hoffman, and, as described below, JMS Group Limited Partnership and SJL Management Company, LLC, are no longer considered part of the “group” for reporting on a Schedule 13D.

Amendment No. 11 to the Schedule 13D is being filed to amend information provided in Item 5 primarily related to disposition transactions and certain pro rata distributions in connection with estate planning transactions. Reference is made to previously filed amendments to the Schedule 13D for information in Items not appearing in this filing as a result of there being no changes in those Items.

Certain shares of Common Stock reported by individuals in this Schedule 13D are held through perpetual asset shield trusts (“PAS Trust”) for the benefit of the specific individuals (“PAS Trust”) and through specific family limited partnerships. The particular individual is the beneficiary of their respective PAS Trust and exercises sole investment control and voting control over the shares held by their PAS Trust and shares held by their respective family limited partnership. As a result, the shares held by the particular PAS Trust and shares held by the particular family limited partnership have been included as shares held by the individual for whose benefit the PAS Trust was established and the particular family limited partnership over which that individual controls.

CUSIP NO. 60819010	Page 11 of 14 Pages

Neither Mark Lorberbaum nor Suzanne L. Helen share disposition/voting control over most of the shares held for the benefit of Lorberbaum family members with the only exceptions as follows: both Mark Lorberbaum and Suzanne L. Helen share disposition/voting control with Jeffrey S. Lorberbaum over 141,646 shares of which 140,000 shares are held in the name of Cuddy Holdings LP and 1,646 shares are held by the general partner of Cuddy Holdings LP, Helm Management Corporation; and, for Suzanne L. Helen, she and Jeffrey S. Lorberbaum share disposition/voting control over 126,965 shares held by the Foundation. Therefore, the joint filing of the Schedule 13D by the Reporting Persons does not concede to being considered as part of a “group” controlling Mohawk Common Stock for the benefit of Lorberbaum family members.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented by replacing the information previously filed with the following:

(a) (b) Schedule I hereto sets forth the number of shares of Common Stock owned of record and which may be deemed to be beneficially owned by each of the Reporting Persons, and is incorporated herein by this reference.

In the aggregate, the Reporting Persons may be deemed beneficially to own 10,448,645 shares of Common Stock, or 14.1% (based upon 74,338,117 shares of Common Stock outstanding as of July 1, 2017 as disclosed in Mohawk’s Quarterly Report on Form 10-Q for the Quarter ended July 1, 2017). Each Reporting Person listed in Item 5(a) hereby expressly declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of any of the reported securities, except with respect to shares of Common Stock for which each Reporting Person has sole voting and dispositive power unless otherwise stated herein or that the Reporting Persons are a “group” pursuant to Section 13(d)(3) of the Exchange Act.

(c) Item 5(c) is amended and supplemented by the information previously filed under this item with the following:

In December 2016 Jeffrey S. Lorberbaum conducted estate planning transfers, for no consideration, from shares personally owned, shares owned in his PAS Trust and shares in his controlled family limited partnership, Dalton Partners, LP, that ultimately resulted in another of his family limited partnerships, Dalton Fund, L.P. holding 420,668 shares. On September 5, 2017, Jeffrey S. Lorberbaum sold 19,700 shares from his PAS Trust at an weighted average price of $254.95 per share.

Since the filing of Amendment No. 10 to the Schedule 13D Jeffrey S. Lorberbaum, as the chief executive officer of the issuer, has received 66,250 shares of Common Stock issued upon the vesting of restricted stock units, net of tax withholdings, that were granted pursuant to issuer employee benefit plans.

Mark Lorberbaum sold shares from his PAS Trust since the filing of Amendment No. 10 to this Schedule 13D as follows: on March 13 and 14, 2013, an aggregate of 35,600 shares were sold in the open market at prices ranging from $112.42 to $113.24 per share; on May 29, 2013 an aggregate of 16,900 shares were sold in the open market at prices ranging from $113.53 to $115.74 per share; on September 12, 2013 an aggregate of 20,000 shares were sold in the open market at prices ranging from $127.71 to $129.63 per share; on February 25, 2014 an aggregate of 17,202 shares were sold in the open market at prices ranging from $140.00 to $140.29 per share.

CUSIP NO. 60819010	Page 12 of 14 Pages

Mark Lorberbaum is a limited partner in the family limited partnership Aladdin, which may be deemed to be controlled by his brother, Jeffrey S. Lorberbaum. On March 12, 2014, Aladdin distributed 58,363 shares of Common Stock to Mark Lorberbaum directly in a pro rata redemption of a portion of Mark Lorberbaum’s limited partnership interest in Aladdin. These 58,363 directly held shares were then sold on March 12 and 13, 2014 at prices ranging from $141.03 to $142.69. Since the filing of Amendment No. 10 to this Schedule 13D, Aladdin distributed an aggregate of 62,471 shares of issuer Common Stock to a trust for the benefit of Mark Lorberbaum in a pro rata redemption of a portion of Mark Lorberbaum’s limited partnership interest in Aladdin which such trust then immediately sold the shares and distributed the proceeds to Mark Lorberbaum. None of the Reporting Persons individually have both an economic interest and investment/voting control in the trust for the benefit of Mark Lorberbaum.

On June 10, 2015 Mark Lorberbaum directed the sale of 3,815 shares held in his 401(k) plan. Those shares were sold at a price of $192.16 per share. Mark Lorberbaum no longer has sole beneficial ownership in any shares of Common Stock.

Since the filing of Amendment No. 10 to the Schedule 13D, Suzanne L. Helen has conducted the following sales from her PAS Trust in the open market: an aggregate of 18,500 shares were sold on December 14, 2012 at prices ranging from $81.47 to $81.78; an aggregate of 62,025 shares were sold in March, 2015 at prices ranging from $175.77 to $181.58 per share; an aggregate of 25,600 shares were sold in August, 2015 at prices ranging from $189.60 to $192.63 per share; an aggregate of 15,000 shares were sold in September, 2015 at prices ranging from $197.50 to $200.00 per share; an aggregate of 25,500 shares were sold in December, 2015 at prices ranging from $192.03 to $198.17; an aggregate of 36,600 shares were sold in August and September, 2016 at prices ranging from $210.00 to $232.22 per share; 4,400 shares were sold on March 6, 2017 at prices ranging from $231.25 to $232.22 per share; and, 6,200 shares were sold on June 14, 2017 at prices ranging from $240.50 to $240.62 per share.

On June 12, 2017, Suzanne L. Helen received 103,700 shares originating from a pro rata distribution from SLH Partners, LP that were subsequently transferred to SLH Fund LP. In September, 2017 an aggregate of 24,500 shares were transferred to two trusts for the benefit of the two children of Suzanne L. Helen. Suzanne L. Helen continues to have no pecuniary interest in, and does not have disposition/voting control over the 24,500 shares held by the two trusts for the benefit of her two children. For Section 13 purposes, Ms. Helen retained beneficial ownership of the remainder of the 396,435 shares held by SLH Partners, LP since she holds the voting/investment powers by virtue of her position of being the manager of the general partner.

Since the filing of Amendment No. 10 to the Schedule 13D, The Alan S. Lorberbaum Family Foundation has either gifted or sold for donation of the proceeds an aggregate of 30,823 shares for the benefit of unrelated third party charitable beneficiaries.

CUSIP NO. 60819010	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2017

/s/ JEFFREY S. LORBERBAUM
JEFFREY S. LORBERBAUM

/s/ DONALD E. MEYER, POA
MARK LORBERBAUM

/s/ SUZANNE L. HELEN
SUZANNE L. HELEN

THE ALAN S. LORBERBAUM FAMILY FOUNDATION

By	/s/ SUZANNE L. HELEN
SUZANNE L. HELEN, CHAIR PERSON

CUDDY HOLDINGS LP

By	/s/ JEFFREY S. LORBERBAUM
HELM MANAGEMENT CORPORATION
GENERAL PARTNER
JEFFREY S. LORBERBAUM, PRESIDENT OF HELM MANAGEMENT CORPORATION

HELM MANAGEMENT CORPORATION

By	/s/ JEFFREY S. LORBERBAUM
JEFFREY S. LORBERBAUM, PRESIDENT

CUSIP NO. 60819010	Page 14 of 14 Pages

ALADDIN PARTNERS, L.P.

By	ASL MANAGEMENT CORPORATION, GENERAL PARTNER

By	/s/ JEFFREY S. LORBERBAUM
JEFFREY S. LORBERBAUM, CHIEF EXECUTIVE OFFICER

ASL MANAGEMENT CORPORATION

By	/s/ JEFFREY S. LORBERBAUM
JEFFREY S. LORBERBAUM, CHIEF EXECUTIVE OFFICER

CUSIP NO. 60819010

SCHEDULE I

Name	Beneficial Ownership(1)		Percent of Outstanding(2)	Sole Voting and Dispos. Power		Shared Voting and Dispos. Power(3)
Jeffrey S. Lorberbaum	9,747,133	(4)	13.1%	9,478,522	(5)	268,611	(6)
Mark Lorberbaum	141,646	(7)	.2%	0		141,646	(8)
Suzanne L. Helen	970,123	(9)	1.3%	701,512		268,611	(6)
The Alan S. Lorberbaum Family Foundation	126,965		.2%	126,965		0
Aladdin Partners, L.P.	8,293,785		11.2%	8,293,785		0
ASL Management Corporation	8,293,785	(10)	11.2%	8,293,785	(10)	0
Cuddy Holdings LP	140,000		.2%	140,000		0
Helm Management Corporation	141,646	(11)	.2%	141,646	(11)	0

(1)	Shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person. The Reporting Persons disclaim beneficial ownership of certain of these shares, as is more fully set forth in Item 5 of this schedule.
(2)	Based upon 74,338,117 shares of Common Stock outstanding as of July 1, 2017 as disclosed in Mohawk’s Quarterly Report on Form 10-Q for the Quarter ended July 1, 2017.
(3)	Shares of Common Stock over which the respective Reporting Person may be deemed to have shared voting and dispositive power.

CUSIP NO. 60819010

(4)	Includes 8,293,785 shares held by Aladdin Partners, Inc. (the “Aladdin Partners”). Jeffrey S. Lorberbaum, as the majority general partner of Aladdin Partners and as president and sole owner of the voting stock of ASL Management Corporation (“ASL”), the other general partner of Aladdin Partners, has sole voting and dispositive power with respect to all such shares. Includes 140,000 shares held by Cuddy Holdings LP (“Cuddy”). Jeffrey S. Lorberbaum, as president and one-third owner of Helm Management Corporation (“Helm Management”), the beneficial owner of 1,646 shares and the general partner of Cuddy, shares voting and dispositive power with respect to such shares but disclaims beneficial ownership in the shares held by Cuddy and Helm Management in which he does not have a pecuniary interest. Includes 126,965 shares held by the The Alan S. Lorberbaum Family Foundation (the “Foundation”) of which Jeffrey S. Lorberbaum is a trustee and thus may be deemed to share voting and dispositive power with respect to such shares. Includes 315,002 shares held by the Lorberbaum Family Perpetual Asset Shield Trust for the benefit of Jeffrey S. Lorberbaum (“JSL PAS Trust”), 439,140 shares held by Dalton Partners, L.P. (“Dalton Partners”), and 420,668 shares held by Dalton Fund, L.P. (“Dalton Fund”). Jeffrey S. Lorberbaum has sole investment and voting control over the shares held by each of the JSL PAS Trust, Dalton Partners and Dalton Fund. Includes 194 shares held by Jeffrey S. Lorberbaum in an employer sponsored 401(k) plan and 9,733 shares directly held.
(5)	Includes 8,293,785 shares held by Aladdin Partners, which Jeffrey S. Lorberbaum has sole voting and dispositive power with respect to all such shares, 315,002 shares held by the JSL PAS Trust, 439,140 shares held by Dalton Partners, 420,668 shares held by Dalton Fund, 194 shares held in an employer sponsored 401(k) plan and 9,733 shares directly held.
(6)	Includes 126,965 shares held by the Foundation of which the Reporting Person is a trustee and thus may be deemed to share voting and dispositive power with respect to all such shares, and 140,000 shares held by Cuddy and 1,646 shares held by Helm Management of which Reporting Person shares voting and dispositive power with respect to such shares but disclaims beneficial ownership in the shares held by Cuddy and Helm Management in which he/she does not have a pecuniary interest.
(7)	Includes the 140,000 shares held by Cuddy and 1,646 shares held by Helm Management, of which Mark Lorberbaum shares voting and dispositive power with respect to such shares by virtue of owning a one-third interest in the general partner but disclaims beneficial ownership in the shares held by Cuddy and Helm Management in which he does not have a pecuniary interest. Does not include 8,293,785 shares held by the Aladdin Partners, of which Mark Lorberbaum is a limited partner.
(8)	Includes 140,000 shares held by Cuddy and 1,646 shares held by Helm Management of which Mark Lorberbaum shares voting and dispositive power with respect to such shares but disclaims beneficial ownership in the shares held by Cuddy and Helm Management in which he does not have a pecuniary interest.
(9)

Includes 201,377 shares held by the Lorberbaum Family Perpetual Asset Shield Trust for the benefit of Suzanne L. Helen (“SLH PAS Trust”), 396,435 shares held by SLH Partners, L.P. (“SLH Partners”) and 103,700 shares held by SLH Fund, L.P. (“SLH Fund”). Suzanne

CUSIP NO. 60819010

L. Helen has sole investment and voting control over the shares held by the SLH PAS Trust, SLH Partners and SLH Fund. Includes 126,965 shares held by the Foundation of which Suzanne Helen is Chairperson and one of the trustees and as a result has shared voting and dispositive power with respect to all such shares. Includes the 140,000 shares held by Cuddy and 1,646 shares that are held by Helm Management, which Suzanne Helen shares voting and dispositive power with respect to such shares by virtue of owning a one-third interest in the general partner but disclaims beneficial ownership in the shares held by Cuddy and Helm Management in which she does not have a pecuniary interest. Does not include 8,293,785 shares held by the Aladdin Partners, of which Suzanne Helen is a limited partner.

(10)	Shares held by the Aladdin Partners. ASL, as a general partner of the Aladdin Partners, shares voting and dispositive power with respect to all such shares.
(11)	Includes 140,000 shares held by Cuddy. Helm Management, as the general partner of Cuddy, shares voting and dispositive power with respect to all such shares. Helm Management holds 1,646 shares in its name.